HAYNES AND BOONE, LLP

February 13, 2008

Attention: Filing Desk

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Westside Energy Corporation (the “Company”)

Ladies & Gentlemen:

Enclosed for filing with your office pursuant to Rule 14a-6 of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Exchange Act of 1934, as amended, and Rule 101(a) of Regulation S-T, is a copy in electronic format of the preliminary Proxy Statement to be furnished to the stockholders of the Company in connection with a proposed business combination.

The Company intends to mail this Proxy Statement to its stockholders on or about April 30, 2008. The Company intends to file a Registration Statement on Form S-8 to register the securities issuable pursuant to the Westside Energy Corporation 2008 Long Term Incentive Plan that is being submitted for approval pursuant to this Proxy Statement as soon as practicable following the meeting at which such approval is received.

If any member of the Commission’s staff has any questions in connection with the enclosed materials, he or she should call the undersigned at (713) 547-2081 or John W. Menke at (713) 547-2584. Written comments should be sent by email to Guy.Young@Haynesboone.com or by facsimile to (713) 236-5699.

Very truly yours,

Guy Young

cc:	Keith D. Spickelmier (Westside Energy Corporation)

Michael D. Wortley (Vinson & Elkins, LLP)

Rodney L. Moore (Vinson & Elkins, LLP)

Attorneys

1000 Louisiana Street     Suite 4300     Houston, Texas 77002-5012

Telephone [713] 547.2000     Fax [713] 547-2600     http://www.haynesboone.com

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